FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2024

Cardone Non Accredited Fund, LLC

Commission File No. 024-12283

Delaware

(State or other jurisdiction of incorporation or organization)

Cardone Capital LLC

18909 NE 29th Avenue

Aventura, FL 33180

Office: (310) 777-0255

Email: invest@Cardonecapital.com

All correspondence:

Jonathan Sabo, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: jonathan@crowdfundinglawyers.net

Class A Interests (Unit)

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Semi-Annual Report on Form 1-SA (“Report”) of Cardone Non Accredited Fund, LLC (the “Company”, “we”, “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance, or achievements that we express or imply in this Report or in the information incorporated by reference into this Report.

The forward-looking statements included in this Report are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events, or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate market specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease units;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside refinancing;

•	decreased rental rates or increased vacancy rates;

•	changes in multi-family or geographic market trends;

•	changes in real estate and zoning laws and increases in real property tax rates and values;

•	failure of acquisitions to yield anticipated results;

•	failure to achieve the target returns, internal rate of return, multiple and distributions to Members;

•	legislative or regulatory changes impacting our business or our assets; and

•	exposure to liability relating to environmental and health and safety matters.

2

CARDONE NON ACCREDITED FUND, LLC

SEMI-ANNUAL REPORT ON FORM 1-SA

For the Period ended June 30, 2024

3

PART II

Cardone Non Accredited Fund, LLC

Item 1.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information discussed in this item should be read together with the Company’s financial statements and related notes appearing under Item 3 of this Semi-Annual Report.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto appearing under Item 3 elsewhere in this Report. Our fiscal year end is December 31st. Our financial statements are prepared in accordance with Generally Accepted Accounting Principles. This Report may contain forward-looking information within the meaning of the federal securities laws, which involve known and unknown risks, uncertainties and other important factors which may impact our actual results.

Overview

Cardone Non Accredited Fund, LLC is a Delaware limited liability corporation formed to primarily invest directly or indirectly in multifamily apartment complexes and commercial properties located throughout the United States. On September 30, 2023, the Company began offering Class A Units to investors. As of June 30, 2024, the Company has issued 252,185.07 Class A units and 1,000 Class B units and has invested in two multifamily real estate investments with properties located in South Florida. As of September 25, 2024, the Company has issued 369,528.58 Class a Units and 1,000 Class B units and has acquired and has invested in an additional multifamily real estate property in South Florida.

Results of Operations

We generated no revenues for the six months ended June 30, 2023, since we did not begin operations until May 16, 2024. For the six months ended June 30, 2024, we have generated expenses of $81,380, compared with $400 for the period from inception to June 30, 2023. However, we earned interest income of $116,038 and recorded a $154,688 equity in gains of unconsolidated investees, which represents the Company’s proportionate share of the income of the properties into which the Company has invested as of June 30, 2024; yielding a net gain of $189,346 for the first half of 2024.

Assets

Our Cash went from $8,432,563 as of December 31, 2023 to $3,418,425 as of June 30, 2024, primarily due to investments in two real estate multifamily investments. As of June 30, 2024, the Company had invested $28,486,518 in two properties, which were valued at $28,568,146 as of June 30, 2024. As of June 30, 2024 and December 31, 2023, we had $198,317 and $105,995 in deferred offering costs, respectively, reflecting the Company’s continued expenditures to conduct this offering.

Liabilities

Grant Cardone lent the Company $4,586,518 to “pre-fund” its investment in certain real estate asset; as of June 30, 2024 the principal balance outstanding on the note was $4,586,518 plus accrued interest of $10,702. See “Related Party Transactions” for additional information. This loan was paid off in full on August 19, 2024 using proceeds from the sale of Class A interests. Accrued Interest on this note in the amount of $39,923.93 is still outstanding and owed, but interest is no longer accruing (i.e., the remaining unpaid amount is now an interest free debt).

The Company’s other major liability is “Offering Proceeds,” which reflects money received from investors for which investors have not yet been issued Units.

As of June 30, 2024, we have $282,717 in related party advances, compared with $109,017 as of December 31, 2023 as our Manager continued to pay various Company expenses. These are interest free advances used to pay Company expenses which can be called at any time.

Liquidity and Capital Resources

As of June 30, 2024, the Company had $3,418,425 in cash and total liabilities of $6,800,023, substantially all of which reflected either amounts due to related parties or money received from investors for which Class A Units had not yet been issued. The Company also has the ability to borrow money from its Manager and its Manager’s affiliates, both to meet ongoing expenses and to “pre-fund” additional real estate investments. As such, we believe the Company has sufficient liquidity to fund its expenses over the next twelve months, even if no additional amounts were to be raised. The Company’s plan over the next twelve months is to continue raising money through its Regulation A offering and using that money to make additional investments in real estate.

4

Related Party Transactions

Investment in Class A Units: Since our formation, we have raised $25,000 in capital from Grant Cardone, the Manager of our Manager, which was sold in exchange for 25 Class A Units on the same terms and conditions as the Class A Units being sold in our Regulation A offering.

Related Party Advances: The Manager has also provided cash for the Company startup costs and was owed $282,717 as of the date of the financial statements of the Company (June 30, 2024.) This related party advance is unsecured, interest-free, and repayable on demand. It is expected that the Manager will be reimbursed for these expenses and other expenses to be incurred in connection with this Offering once the Company breaks impounds.

Acquisition Fees: For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of the investment’s fixed asset purchase price. As of June 30, 2024 all acquisition fees have been paid and a total of $2,782,000 in fees are considered acquisition costs and are included in the basis of the purchased properties. The Company’s proportional share, based on the ownership of the respective investments, totaled $252,560 and is included in the investment cost.

Asset Management Fee: The Company will pay the Manager, or its designated affiliate, a 1% annualized Asset Management Fee calculated based on the total Contributed Capital made to the Company by its Members. This fee will be payable monthly at the discretion of the Manager. For the six month period ended June 30, 2024, the company incurred $28,378 in asset management fee expense, of which $28,378 remains payable as of June 30, 2024 and is included as a component of due to related parties on the balance sheets.

Note Payable: For some real estate purchases, Grant Cardone “pre-funds” a portion of the Company’s acquisition by loaning the Company the amount needed to participate in the purchase of the property. These notes are unsecured and bear interest at Market Rates, with principal and interest due on demand.

On June 17, 2024 the company entered such a promissory note with Grant Cardone with a principal balance of $4,586,518. As of June 30, 2024 the principal balance outstanding on the note was $4,586,518 plus accrued interest of $10,702. The accrued interest is a component of due to related parties account on the balance sheets. This note was paid off on August 19, 2024. Accrued Interest on this note in the amount of $39,923.93 is still outstanding and owed, but interest is no longer accruing (i.e., the remaining unpaid amount is now an interest free debt).

The Manager received Class B Interests on January 31, 2022 as founder’s interests for no consideration.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Trends and Key Information Affecting our Performance

Through June 30, 2024, we believe that current market dynamics and underlying fundamentals suggest an overall positive trend in the United States multifamily housing industry. The Company is experiencing a wave of new renters fleeing major metros, many of whom may continue to work remotely. Job growth, increasing household formations and changing demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic, such as the increase in the average cost of first-time home ownership, increasing mortgage interest rates, and tight credit standards in the single-family home mortgage market support the value proposition of owning multifamily properties.

5

Critical Accounting Policies

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies. We have elected to take advantage of this extended transition period, and thus, our financial statements may not be comparable to those of other reporting companies. Accordingly, until the date we are no longer an “emerging growth company” or affirmatively opt out of the exemption, upon the issuance of a new or revised accounting standard that applies to our financial statements and has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.

The preparation of financial statements in accordance with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Item 2. Other Information

None.

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Item 3. Financial Statements

CARDONE NON ACCREDITED FUND, LLC

Financial Statements for the Six Month Period Ended June 30, 2024

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Cardone Non Accredited Fund, LLC
Balance Sheet
As of June 30, 2024 and December 31, 2023

	June 30,	December 31,
	2024	2023
Assets:	(unaudited)

Cash	$3,418,425	$8,432,563
Deferred offering costs	198,317	105,995
Investments in unconsolidated investees	28,568,146	-

Total Assets	$32,184,888	$8,538,558

Liabilities and Members' Equity

Liabilities:
Accrued Expenses	$-	$100
Promissory Note	4,586,518
Offering Proceeds	1,930,788	8,427,430
Due to related parties	282,717	109,017
Total Liabilities	$6,800,023	8,536,547

Members' Equity:
Class A Units, 750,000 authorized, 252,185.07 issued and outstanding as of June 30, 2024	25,218,508	25,000
Class B Units, 1,000 authorized, 1,000 issued and outstanding	-	-
Accumulated earnings/(deficit)	166,357	(22,989)
Total Members' Equity	25,384,865	2,011

Total Liabilities and Members' Equity	$32,184,888	$8,538,558

See accompanying notes, which are an integral part of these financial statements

F-1

Cardone Non Accredited Fund, LLC
Statement of Operations
For the Six Months ended June 30, 2024 and June 30, 2023

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2024	2023

Equity in Gains of Unconsolidated Investees	$154,688	$-

Expenses
Asset management fees	28,378
Professional and other fees	42,300	400
Total expenses	70,678	400

Other income (expense)
Interest Income	116,038
Interest Expense	(10,702)
Total other income (expense)	105,336	-

Net Gain/(loss)	$189,346	$(400)

See accompanying notes, which are an integral part of these financial statements

F-2

Cardone Non Accredited Fund, LLC
Statement of Changes in Members' Equity
For the Periods from Inception (January 31, 2022) to June 30, 2024

		Class A		Class B
	Total	Units	Amount	Units	Amount

Proceeds from issuance of units	$25,000	250	$25,000	1,000	$-

Net income (loss)	(835)	-	(835)	-	-

Balances, June 30, 2022	$24,165	250	$24,165	1,000	$-

Proceeds from issuance of units	$-	-	$-	-	$-

Net income (loss)	(20,539)	-	(20,539)	-	-

Balances, December 31, 2022	$3,626	250	$3,626	1,000	$-

Proceeds from issuance of units	$-	-	$-	-	$-

Net income (loss)	(400)	-	(400)	-	-

Balances, June 30, 2023	$3,226	250	$3,226	1,000	$-

Proceeds from issuance of units	$-	-	$-	-	$-

Net income (loss)	(1,215)	-	(1,215)	-	-

Balances, December 31, 2023	$2,011	250	$2,011	1,000	$-

Proceeds from issuance of units	$25,193,508	251,935	$25,193,508	-	$-

Net income (loss)	189,346	-	189,346	-	-

Balances, June 30, 2024	$25,384,865	252,185	$25,384,865	1,000	$-

See accompanying notes, which are an integral part of these financial statements

F-3

Cardone Non Accredited Fund, LLC
Statement of Cash Flows
For the Six Month Periods Ended June 30, 2024 and June 30, 2023

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2024	2023

Cash flows from operating activities:
Net loss	$189,346	$(400)

Adjustments to reconcile net loss to net cash used in operating activities:
Equity in gains of unconsolidated investees	(154,688)
Changes in operating assets and liabilities:
Accrued Expenses	(100)	(20,000)
Net cash used in operating activities	(154,788)	(20,000)

Cash flows from investing activities:
Investments in unconsolidated investees	(28,486,518)
Property Distributions	73,060
Net Cash used in investing activities	(28,413,458)	-

Cash flows from financing activities:
Proceeds from issuance of Class A units	25,193,508	-
Deferred Offering costs	(92,322)	-
Promissory Note	4,586,518
Offering Proceeds	(6,496,642)
Advances from related parties	173,700	-
Net cash provided by financing activities	23,364,762	-

Net increase (decrease) in cash	(5,014,138)	(20,400)

Cash, beginning of period	8,432,563	25,100

Cash, end of period	$3,418,425	$4,700

Supplemental Disclosure of Cash Flow Information:
Interest Paid	$-	$-
Income taxes paid	$-	$-

See accompanying notes, which are an integral part of these financial statements

F-4

CARDONE NON ACCREDITED FUND, LLC

NOTES TO FINANCIAL STATEMENTS

As of June 30, 2024

NOTE 1: NATURE OF OPERATIONS

Cardone Non Accredited Fund, LLC (the “Company”) formerly known as Cardone Equal Opportunity Fund II is a limited liability company organized January 31, 2022 under the laws of Delaware. The Company was organized to invest primarily in real estate within the multifamily or commercial real estate segment. The Company is located in Aventura, Florida. The Company was formed to raise up to approximately $75 million under Regulation A from a wide range of investors, with a primary focus on individual non-accredited investors, to acquire multifamily and commercial real estate either directly or through joint-ventures. The fundraising activity will be primarily done through Cardone Capital LLC’s (the “Manager”) online platform.

On September 30, 2023, the Company began offering Class A Units to Investors as part of an approximately $75 million offering under Regulation A Plus.  On May 16, 2024 the Company began operations when 220,988 Class A units were issued to investors to purchase an investment. As of June 30, 2024, the Company has issued 252,185.07 Class A units and 1,000 Class B units and has invested in two multifamily real estate investments with properties located in South Florida. As of September 25, 2024, the Company has issued 369,528.58 Class a Units and 1,000 Class B units, and has acquired and has invested in an additional multifamily real estate property in South Florida.

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared under accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Risks and Uncertainties

The Company has no operating history and has not generated revenue from operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire multifamily and commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A Plus. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial conditions and the results of operations.

F-5

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A – “Expenses of Offering”. Deferred offering costs consist principally of accounting and legal fees incurred in connection with an offering the Company intends to commence during 2023 under Regulation A Plus. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the Balance Sheet. The deferred offering costs will be charged to members’ equity upon the completion of the offering or to expense if the offering is not completed. Deferred offerings costs of $198,317 are capitalized as of June 30, 2024.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year in which the first real estate investment is purchased. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

NOTE 3: INVESTMENTS IN UNCONSOLIDATED INVESTEES

As of June 30, 2024, the Company owns noncontrolling interest in two limited liability companies, which own and operate multi-family rental properties Fort Lauderdale, Florida. Since the Company does not control the investee, it reflects its investment in such limited liability companies on the equity method.

At June 30, 2024 the Company’s investments in unconsolidated investees consisted of the following:

	10X Living at Flager Village	10X at Jacaranda	Total
Ownership Interest	10%	11%
Balance as of December 31, 2023	$-	$-	$-
Contributions	15,000,000	13,486,518	28,486,518
Distributions	$(73,060)		$(73,060)
Proportionate Share of 2024 Activity	$121,569	$33,119	$154,688
Balance as of June 30, 2024	$15,048,509	$13,519,637	$28,568,146

F-6

NOTE 3: INVESTMENTS IN UNCONSOLIDATED INVESTEES (continued)

At June 30, 2024 the Company’s investments in unconsolidated investees consisted of the following:

Consolidated Statement of Operations	10X Living at Flager Village	10X at Jacaranda	Total
Revenue	$1,801,854	$465,278	$2,267,132
Operating Expenses	(587,428)		(587,428)
Gain from Operations	1,214,426	465,278	1,679,704
Interest Expenses	-		-
Net Gain	$1,214,426	$465,278	$1,679,704

Consolidated Balance Sheet	10X Living at Flager Village	10X at Jacaranda	Total
Total Assets	155,108,264	122,601,000	277,709,264
Total Liabilities	-	75,001,000	75,001,000
Members Equity	$155,108,264	$47,600,000	$202,708,264

NOTE 4: MEMBERS’ EQUITY

The Company is offering 749,750 Class A Units at $100 per unit through a Tier II offering pursuant to Regulation A under the Securities Act and it intends to sell the units directly to investors and not through registered broker-dealers who are paid commission. The minimum investment is $1,000. The maximum amount to be raised in the offering is $74,975,000. The Investors who contribute capital to the Company shall upon acceptance by the Manager of their subscriptions become Class A Members in the Company. The Capital Contributions of the Class A Members shall result in eighty (80%) of the total interests in the Company. As of June 30, 2024, 250 Class A Units had been issued to Grant Cardone for the same amount and on the same conditions as the Class A Units being offered in the Company’s Regulation A Offering.

The Manager’s Class B Units have been issued as founder’s units at no consideration and will be a 20% profits interest.

The Company is governed by its operating agreement originally dated January 31, 2022 and amended and restated as of December 15, 2023, which limits the liability of its members to their total capital contributions and provides for the Company to continue in perpetuity until dissolved in accordance with the operating agreement. Class A Units are non-voting units on any matters. Class B Units are entitled to one vote per Class B Unit on all matters upon which the Members have the right to vote under the operating agreement.

In accordance with the operating agreement, distributions will be declared and distributed at least annually. The Manager intends on generally allocating 80% of the distributions to the Class A Members and 20% to the Class B Member. At the Manager’s discretion, the Manager may reallocate any Distributable Cash from the Class B Members to the Class A Members. The Manager also has discretion to reallocate Distributable Cash from the Class A Members to the Class B Member so long as at least 80% of all Distributable Cash to date is allocated to the Class A Members. For further details on Member distributions see the offering circular.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has engaged the Manager to manage the Company pursuant to its Operating Agreement. The Company is subject to the following fees under this agreement:

Reimbursement of Organization and Offering

The Company’s Manager and its affiliates will be reimbursed for actual organizational and offering expenses incurred. Organization and offering expenses consist of the actual legal, accounting, printing, marketing, advertising, filing fees, any transfer agent costs and other accountable offering-related expenses.

F-7

As of June 30, 2024, there was $243,537 incurred by a related party on the Company’s behalf and are shown as a component of due to related parties on the accompanying balance sheet. This related party advance is unsecured, interest-free, and repayable on demand.

Acquisition Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of the investment’s fixed asset purchase price. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment.

As of June 30, 2024 all acquisition fees have been paid and a total of $2,782,000 in fees are considered acquisition costs and are included in the basis of the purchased properties. The Company’s proportional share, based on the ownership of the respective investments, totaled $252,560 and is included in the investment cost.

Financing Coordination Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of each loan placed on the asset funded by a third party, whether at acquisition or pursuant to a refinancing transaction. This fee will be paid at the discretion of the Manager, but no later than the liquidation of the real estate investment.

Disposition Fee

For each real estate investment, the Company will pay its Manager or its designated affiliate 1% of the investment’s sale price. This fee will be paid at the disposition of the investment’s real estate.

Asset Management Fee

The Company will pay the Manager, or its designated affiliate, a 1% annualized Asset Management Fee calculated based on the total Contributed Capital made to the Company by its Members. This fee will be payable monthly at the discretion of the Manager. For the six month period ended June 30, 2024, the company incurred $28,378 in asset management fee expense, of which $28,378 remains payable as of June 30, 2024 and is included as a component of due to related parties on the balance sheets.

Note Payable

For some purchases of multifamily property, Grant Cardone contributes his equity and loans the balance needed to purchase the property to the Company. On June 17, 2024 the company entered into a promissory note with a principal balance of $4,586,517.99 with Grant Cardone. The notes are unsecured and bear interest at a rate of 6% with principal and interest due on demand.

As of June 30, 2024 the principal balance outstanding on the note was $4,586,517.99 with accrued interest of 10,701.88. The accrued interest is a component of due to related parties account on the balance sheets.

As of August 19, 2024 the note paid off.

F-8

Co-investments

As of June 30, 2024 the Company had co-invested with Cardone Equity Fund 23, LLC and Cardone Equity Fund 24, LLC as follows:

	10X Living at Flager Village		10X at Jacaranda
Entity	Investment	%	Investment	%
Cardone Equity Fund 23, LLC	135,000,000	90.00%
Cardone Equity Fund 24, LLC			109,113,482	89.00%
Cardone Non Accredited Fund LLC	15,000,000	10.00%	13,486,518	11.00%
Total	150,000,000	100.00%	122,600,000	100.00%

NOTE 6: FINANCIAL RISKS AND UNCERTAINTIES

The Company is subject to several risks including the following:

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments including inability to sell investments quickly or close to fair value.

Market Risk

Market risk is the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Credit Risk

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations.

NOTE 7: SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 25, 2024, the date the financial statements were available to be issued.

The Company started offering Class A Units on September 30, 2023. As of September 25, 2024, the Company has issued 369,528.58 Class A units and has $2,011,418.83 in subscription funds received for which investors have not yet been issued Class A Units.

One September 16, 2024 the Company participated in the acquisition of a new multifamily real estate property, the Edge at Flager Village. The property contains a total of 331 units and is located in Fort Lauderdale, FL.

F-9

Item 4. Exhibits

Exhibit 2.1*

Certificate of Formation (Incorporated by reference to Exhibit 2.1 to Cardone Non Accredited Fund, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 27, 2023 (File No. 024-12283)

Exhibit 2.2*

Amended & Restated Operating Agreement, dated December 15, 2023 (Incorporated by reference to Exhibit 2.2 to Cardone Non Accredited Fund, LLC Semi-Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on December 19, 2023 (File No. 24R-00919))

Exhibit 2.3*

Amendment to Certificate of Formation (Incorporated by reference to Exhibit 2.2 to Cardone Non Accredited Fund, LLC Semi-Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on December 19, 2023 (File No. 24R-00919))

Exhibit 4.1*

Subscription Agreement (Updated December 18, 2023) (Incorporated by reference to Exhibit 4.1 to Cardone Non Accredited Fund, LLC Semi-Annual Report on Form 1-SA as filed with the Securities and Exchange Commission on December 19, 2023 (File No. 24R-00919))

Exhibit 6.1*

Transfer Agency and Service Agreement with Computershare Trust Company, N.A. and Computershare Inc. (Incorporated by reference to Exhibit 6.1 to Cardone Non Accredited Fund, LLC Regulation A Offering Statement on Form 1-A as filed with the Securities and Exchange Commission on June 27, 2023 (File No. 024-12283)

*- Filed previously and incorporated herein by reference

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cardone Non Accredited Fund, LLC

By:	Cardone Capital LLC, its Manager

By:	/s/ Grant Cardone
Name:	Grant Cardone
Title:	Chief Executive Officer
Date:	September 30, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Grant Cardone	Chief Executive Officer of Cardone Capital LLC, the issuer’s Manager	September 30, 2024
Grant Cardone	(Principal Executive Officer)

/s/ Ryan Tseko	Executive Vice President of Cardone Real Estate Acquisitions LLC	September 30, 2024
Ryan Tseko	(Principal Financial Officer; Principal Accounting Officer)

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